SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[May 3, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
Metso Corporation shares subscribed with options

SIGNATURES

Date May 3, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso Corporation shares subscribed with options

(Helsinki, Finland, May 3, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

The number of shares subscribed through Metso Corporation’s year 2000 and year 2001 stock option programs is respectively 4,538,369 and 865,700. The subscription period of shares for both programs expired on April 30, 2005. The subscription price per share was EUR 13.25. As a result of the share subscriptions, Metso obtained EUR 71,603,914.25 in new equity.

The share capital increase resulting from the subscriptions, totaling EUR 9,186,917.30, is expected to be entered in the Trade Register on May 9, 2005. After the increase, Metso Corporation’s share capital will be EUR 240,812,843.80 and the total number of shares 141,654,614, of which the Corporation holds 60 841 shares.

It is expected that the new shares will be available for trading in the Helsinki Stock Exchange together with the old shares on May 10, 2005.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:
Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 84 3240

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.